Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 15, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Asset Acquisitions.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of November 15, 2016, we had raised total gross offering proceeds of approximately $4.4 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 439,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Ark Douglas

On November 15, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $1,250,000 (the “Ark Douglas Senior Loan”). The borrower, Ark Douglas LLC, a California limited liability company (“Ark Douglas”), used the loan proceeds to purchase land located at 1363-1371 Douglas Street, Los Angeles, CA 90026 (the “Ark Douglas Property”), and currently plans to redesign the seven entitled small lot homes and eventually build the small lot subdivision after securing construction financing. The Ark Douglas Senior Loan is secured by the Ark Douglas Property.

Ark Douglas is managed by the principals of LOF Partners LLC (“LOF Partners”), a real estate company, established in 2010, that is based out of Los Angeles, CA, and which is currently focused on developments in infill locations. Other than with regard to the Ark Douglas Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Ark Douglas.

The Ark Douglas Property is a residential zoned site located at on Douglas Street, in the Echo Park neighborhood of Los Angeles. The land area is approximately 11,324 square feet. The Ark Douglas Property received its Vesting Tentative Tract Map in 2013 approving the site for 7 small lot homes. LOF Partners plans to re-design the construction drawings from the previous owner slightly to accommodate modular homes to be built on the site. The Ark Douglas Senior Loan is expected to be repaid with proceeds from a construction loan once the project is ready for construction.

The Ark Douglas Senior Loan was funded with proceeds from our Offering, with a funding amount of $1,250,000. On the original closing date of the Ark Douglas Senior Loan, Ark Douglas was capitalized with approximately $620,000 of equity capital from the borrower. The Ark Douglas Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Ark Douglas Senior Loan bears an interest rate of 9% per annum, with an amount equal to 9% per annum paid current on a quarterly basis through the maturity date, November 11, 2017 (the “Ark Douglas Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Ark Douglas Senior Loan amount, paid directly by Ark Douglas.

Ark Douglas has the ability to extend the Ark Douglas Maturity Date for a period of six (6) months; provided, however, to exercise such extension, Ark Douglas is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Ark Douglas Senior Loan. During the extension period, the interest rate of the Ark Douglas Senior Loan will increase to 10% per annum. The Ark Douglas Senior Loan may be prepaid in whole or in part without penalty during the term of the Ark Douglas Senior Loan.

 As of its closing date, the Ark Douglas Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 74%. The LTC ratio is the amount of the Ark Douglas Senior Loan divided by the cost to acquire the Ark Douglas Property. As of its closing date, the Ark Douglas Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 73%. The LTV ratio is the amount of the Ark Douglas Senior Loan divided by the anticipated appraised value of the Ark Douglas Property at stabilization. There can be no assurance that such value will be achieved.

 The principals of Ark Douglas have provided carve-out and springing guaranties.

The Ark Douglas Property is located along Douglas Street, within the Echo Park neighborhood of Los Angeles. Echo Park is a submarket located adjacent to Silver Lake, a submarket where Fundrise has recently completed two loans. The Property is located 1 mile from Dodger Stadium, and two blocks from a retail strip on Sunset Boulevard with several new bars and restaurants. The property’s location on a hill will give it views of Downtown Los Angeles.

As the Ark Douglas Senior Loan was acquired from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.